SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G


               Under the Securities Exchange Act of 1934

                          (Amendment No. 17)*


                        Chesapeake Corporation

                           (Name of Issuer)


                     Common Stock, $1.00 par value

                    (Title of Class of Securities)


                              165159 10 4

                            (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 165159 10 4                          Page 2 of 7 Pages


  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Sture G. Olsson

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a)  __
                                                         (b)  __

  3    SEC USE ONLY

  4    CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States

    NUMBER OF        5  SOLE VOTING POWER
                                                         891,599
     SHARES
                     6  SHARED VOTING POWER
  BENEFICIALLY
                                       174,450 (See No. 9 below)
    OWNED BY
                     7  SOLE DISPOSITIVE POWER
     EACH
                                                         968,039
   REPORTING

    PERSON           8  SHARED DISPOSITIVE POWER

     WITH                               38,010 (See No. 9 below)

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                  1,066,049

     The filing of this statement shall not be construed as an admission that Mr. Olsson is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the shares listed on lines 6 or 8.

  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

  11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                               4.997%

  12 TYPE OF REPORTING PERSON*

                                 IN

               *SEE INSTRUCTION BEFORE FILLING OUT!

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                SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D. C. 20549

                         SCHEDULE 13-G

            UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a)  Name of Issuer:

           CHESAPEAKE CORPORATION

Item 1(b)  Address of Issuer's Principal Executive Offices:

           James Center, Box 2350, Richmond, Virginia 23218-2350

Item 2(a)  Name of Person Filing:

           Sture G. Olsson

Item 2(b) Address of Principal Business Office, or, if none, residence:

           Chesapeake Corporation, James Center, Box 2350,
           Richmond, Virginia 23218-2350

Item 2(c)  Citizenship:

           United States

Item 2(d)  Title of Class of Securities:

           Common Stock ($1.00 par)

Item 2(e)  CUSIP Number:

           165159 10 4

Item 3 If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

           Not applicable

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Item 4     Ownership:

           (a)  Amount Beneficially Owned:  1,066,049

           (b)  Percent of Class:  4.997%

           (c)  Number of shares as to which such person has:

                (i)  sole power to vote or direct the vote -
                     891,599

               (ii)  shared power to vote or to direct the vote -
                     174,450*

              (iii) sole power to dispose of or to direct the disposition of -

                     968,039

               (iv) shared power to dispose or to direct the disposition of -

                     38,010*
           ______________________________________________________
           *The filing of this statement shall not be construed as admission that Sture G. Olsson is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange
           Act of 1934, the beneficial owner of the 174,450 shares described in Item 4(c)(ii) or the 38,010 shares described in Item 4(c)(iv).

Item 5     Ownership of Five Percent or Less of a Class:
           If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five
           percent of securities, check the following.          X

Item 6     Ownership of More than Five Percent on Behalf of
           Another Person:

           Not applicable

Item 7     Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on by the
           Parent Holding Company:

           Not applicable

Item 8     Identification and Classification of Members of the
           Group:

           Not applicable

Item 9     Notice of Dissolution of Group:

           Not applicable

Item 10    Certification:

           Not applicable

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Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 31, 1997.


      March 10, 1998               /s/ Sture G. Olsson
           Date                           Signature

                                      Sture G. Olsson
                                         Name/Title

                          STURE G. OLSSON

                           Schedule 13-G


Summary of Item 4(c)

        (i)     Sole Power to vote or to direct the vote:

                           Name                      Amount

                Sture G. Olsson                      173,065
                Signe Maria Olsson Trust (1966)      189,334
                Inga Residuary Trust (Nylander)      469,200
                Elis Olsson Memorial Foundation       60,000

                                      Total (i)      891,599

       (ii)     Shared Power to vote or direct the vote:

                           Name                      Amount

                Inga Olsson Trust (Nylander)         136,440
                Shirley C. Olsson                     38,010

                                      Total (ii)     174,450

      (iii) Sole Power to dispose of or to direct the disposition of:

                           Name                      Amount

                Sture G. Olsson                      173,065
                Inga Olsson Trust (Nylander)         136,440
                Signe Maria Olsson Trust (1966)      189,334
                Inga Residuary Trust (Nylander)      469,200

                                      Total (iii)    968,039

       (iv) Shared Power to dispose or to direct the disposition of:

                           Name                      Amount

                Shirley C. Olsson                     38,010

                                      Total (iv)      38,010

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